Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

     Certain of Phosphate Resource Partners Limited Partnership's subsidiaries are listed below.  These subsidiaries are all included in the Phosphate Resource Partners Limited Partnership's consolidated financial statements, and collectively, together with Phosphate Resource Partners Limited Partnership, account for more than 90 percent of the total assets of Phosphate Resource Partners Limited Partnership and earnings.

	State of Organization	Name Under Which it Does Business
Agrico Chemical Company	Delaware	Same
IMC Phosphates Company	Delaware	Same
IMC Phosphates MP, Inc.	Delaware	Same

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